Contact:   John Spencer
           (602) 808-8008(o)

           Don Mickus
           (602) 808-8004(o)


                                                        FOR IMMEDIATE RELEASE


                       DEL WEBB ANNOUNCES SECOND QUARTER
                         INCREASES IN ORDERS, CLOSINGS


        Phoenix, AZ (Jan. 11, 1997) (WBB:NYSE/PSE) -- Del Webb Corporation announced today that net new orders for its second quarter ended December 31, 1996 increased 5.8%, to 1,310 net new orders, compared with 1,238 net new orders for the comparable quarter in the prior year. The increase in net new orders for the second quarter was due primarily to the 40.9% increase in net new orders at the Sun Cities Phoenix, which was a result of new order activity associated with the opening of Sun City Grand in October 1996.

        Home closings for the second quarter totaled 1,513, a 25.4% increase from 1,207 closings for the comparable quarter in the prior year. Consistent with the Company's experience in the quarter ended September 30, 1996, there was an increase in closings at newer communities in the second quarter which, as is common with newer communities, is expected to result in a decrease in the average revenue and gross margin per home closing. As a result, the increase in home closings in the second quarter is not expected to result in an increase in earnings over the comparable period in the prior year.




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        For the six months ended December 31, 1996, net new orders increased to
2,441, up 1.6% from 2,402 net new orders for the comparable period in the prior year. Home closings increased 26.4% for the six month period, to 2,895 closings from 2,290 closings for the comparable period in the prior year. Backlog at December 31, 1996 totaled 2,745 homes under contract, a decrease of 8.3% from a backlog of 2,992 at December 31, 1995.

        Del Webb Corporation, based in Phoenix, is one of the nation's leading builders of active adult communities for people 55 and older, with Sun Cities near Phoenix and Tucson, Arizona; Las Vegas, Nevada; Palm Desert and Roseville, California; Hilton Head, South Carolina; and Georgetown, Texas. It also builds homes at Terravita, a recreation-oriented community for people of all ages in Scottsdale, Arizona; and builds conventional housing in Phoenix, Tucson and north-central Arizona; Las Vegas, Nevada; and southern California.

        The statements in this release relating to the financial results for the quarter ended December 31, 1996 are forward-looking statements and actual results may differ from those projected or implied.





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                     DEL WEBB CORPORATION AND SUBSIDIARIES
               CERTAIN CONSOLIDATED FINANCIAL AND OPERATING DATA

                                         Three Months Ended                            Six Months Ended
                                            December 31,              Change             December 31,              Change
--------------------------------------------------------------------------------------------------------------------------------
                                         1996          1995      Amount    Percent     1996        1995       Amount    Percent
--------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
 Number of net new orders:
   Sun Cities Phoenix (1)                 348           247         101      40.9%      622         404          218      54.0%
   Sun City Tucson                         14            30         (16)    (53.3%)      38          71          (33)    (46.5%)
   Sun Cities Las Vegas (2)               270           283         (13)     (4.6%)     479         510          (31)     (6.1%)
   Sun City Palm Desert                    51            37          14      37.8%       65          67           (2)     (3.0%)
   Sun City Roseville                      96           102          (6)     (5.9%)     194         252          (58)    (23.0%)
   Sun City Hilton Head                    60            89         (29)    (32.6%)     136         149          (13)     (8.7%)
   Sun City Georgetown                     92            44          48     109.1%      193         175           18      10.3%
   Terravita                               75            91         (16)    (17.6%)     103         147          (44)    (29.9%)
   Coventry Homes                         304           315         (11)     (3.5%)     611         627          (16)     (2.5%)
--------------------------------------------------------------------------------------------------------------------------------
       Total                            1,310         1,238          72       5.8%    2,441       2,402           39       1.6%
================================================================================================================================
 Number of home closings:
   Sun Cities Phoenix (1)                 266           208          58      27.9%      498         404           94      23.3%
   Sun City Tucson                         24            69         (45)    (65.2%)      79         135          (56)    (41.5%)
   Sun Cities Las Vegas (2)               278           172         106      61.6%      531         369          162      43.9%
   Sun City Palm Desert                    50            50           -         -        93          93            -         -
   Sun City Roseville                     155           167         (12)     (7.2%)     328         311           17       5.5%
   Sun City Hilton Head                   110            87          23      26.4%      185         109           76      69.7%
   Sun City Georgetown                    144           N/A         144       N/A       287         N/A          287       N/A
   Terravita                              103           122         (19)    (15.6%)     187         231          (44)    (19.0%)
   Coventry Homes                         383           332          51      15.4%      707         638           69      10.8%
--------------------------------------------------------------------------------------------------------------------------------
       Total                            1,513         1,207         306      25.4%    2,895       2,290          605      26.4%
================================================================================================================================
BACKLOG DATA:
 Homes under contract at December 31:
   Sun Cities Phoenix (1)                 677           502         175      34.9%
   Sun City Tucson                          4            85         (81)    (95.3%)
   Sun Cities Las Vegas (2)               590           543          47       8.7%
   Sun City Palm Desert                    84           121         (37)    (30.6%)
   Sun City Roseville                     243           512        (269)    (52.5%)
   Sun City Hilton Head                   144           189         (45)    (23.8%)
   Sun City Georgetown                    284           297         (13)     (4.4%)
   Terravita                              220           214           6       2.8%
   Coventry Homes                         499           529         (30)     (5.7%)
-----------------------------------------------------------------------------------
       Total                            2,745         2,992        (247)     (8.3%)
===================================================================================
 Aggregate contract sales amount
  (dollars in millions)                $  537        $  569       $ (32)     (5.6%)
===================================================================================
 Average contract sales amount per
  home (dollars in thousands)          $  196        $  190       $   6       3.2%
===================================================================================

(1) Includes Sun City West and Sun City Grand.
(2) Includes Sun City Summerlin and Sun City MacDonald Ranch.